UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

E*TRADE Financial Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

269246104
(CUSIP Number)

John C. Nagel
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269246104	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,528,542 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2 percent[1]
14	TYPE OF REPORTING PERSON PN, HC
________________
1 See Item 5 below.

CUSIP No. 269246104	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,528,542 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2 percent[2]
14	TYPE OF REPORTING PERSON OO, HC
________________
2 See Item 5 below.

CUSIP No. 269246104	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,528,542 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2 percent[3]
14	TYPE OF REPORTING PERSON IN, HC
________________
3 See Item 5 below.

CUSIP No. 269246104	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Equity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,528,542 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2 percent[4]
14	TYPE OF REPORTING PERSON CO
________________
4 See Item 5 below.

CUSIP No. 269246104	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,528,542 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2 percent[5]
14	TYPE OF REPORTING PERSON OO, BD
________________
5 See Item 5 below.

CUSIP No. 269246104	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,528,542 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2 percent[6]
14	TYPE OF REPORTING PERSON CO
________________
6 See Item 5 below.

CUSIP No. 269246104	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel AC Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,528,542 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2 percent[7]
14	TYPE OF REPORTING PERSON CO
________________
7 See Item 5 below.

CUSIP No. 269246104	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,528,542 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2 percent[8]
14	TYPE OF REPORTING PERSON OO, HC
________________
8 See Item 5 below.

CUSIP No. 269246104	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,528,542 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2 percent[9]
14	TYPE OF REPORTING PERSON PN, HC
________________
9 See Item 5 below.

CUSIP No. 269246104	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,528,542 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2 percent[10]
14	TYPE OF REPORTING PERSON PN, HC
________________
10 See Item 5 below.

CUSIP No. 269246104	Page 12 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,528,542 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2 percent[11]
14	TYPE OF REPORTING PERSON OO, HC
________________
11 See Item 5 below.

CUSIP No. 269246104	Page 13 of 16 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 7 amends the Schedule 13D filed on December 17, 2007 (the "Original Filing") by Citadel Limited Partnership ("CLP"), Citadel Investment Group, L.L.C. ("CIG"), Kenneth Griffin ("Griffin"), Citadel Equity Fund Ltd. ("CEF"), Citadel Derivatives Group LLC ("CDG"), Citadel Derivatives Trading Ltd. ("CDT"), Wingate Capital Ltd., and Citadel AC Investments Ltd. ("CAC") relating to the Common Stock, $0.01 par value, of E*TRADE Financial Corporation, as amended by Amendment No. 1 to Schedule 13D filed on January 18, 2008 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed on February 27, 2008 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D filed on March 10, 2008 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D filed on April 1, 2008 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D filed on April 4, 2008 ("Amendment No. 5") and Amendment No. 6 to Schedule 13D filed on May 6, 2008 ("Amendment No. 6" and, together with the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the "Prior Filing") by CLP, CIG, Griffin, CEF, CDG, CDT, CAC, Citadel Advisors LLC ("Citadel Advisors"), Citadel Holdings I LP ("CH-I"), Citadel Holdings II LP ("CH-II"), and Citadel Investment Group II, L.L.C. ("CIG-II"). Capitalized terms not defined herein shall have the meaning given to them in the Prior Filing.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Prior Filing are amended and restated as follows:

(a)	Number of shares: 89,528,542 shares

Percentage of shares: 17.2%12

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 89,528,542 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 89,528,542 shares

(c)	None.

(d)	No change.

(e)	No change.

________________
12  The percentages reported in this Amendment No. 6 are based upon 519,747,016 shares of Common Stock outstanding as of May 5, 2008 (473,062,126 shares of Common Stock outstanding as of May 5, 2008 (as reported in the Issuer's Form 10-Q filed on May 9, 2008), plus 46,684,890 shares of Common Stock to which the Reporting Persons became entitled on February 26, 2008).

CUSIP No. 269246104	Page 14 of 16 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Prior Filing is amended by adding after the fifteenth paragraph the following:

On May 12, 2008, Wingate and KFIL entered into (i) a termination agreement pursuant to which the six separate Puts (each of which entitled Wingate to put $250 million in face amount of the Purchased Springing Lien Notes to KFIL, a subsidiary of CKGSF) were terminated, and (ii) two credit default swaps ("CDSs") with respect to, in aggregate, $1.6 billion of the Springing Lien Notes. Certain economic terms of the termination agreement and the CDSs are subject to adjustment in accordance with fairness opinions to be obtained by the parties.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.19:	Termination agreement entered into between Wingate and KFIL with respect to Puts

Exhibit 99.20:	Trade confirmations with respect to credit default swaps entered into between Wingate and KFIL

CUSIP No. 269246104	Page 15 of 16 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of May, 2008

CITADEL LIMITED PARTNERSHIP By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL INVESTMENT GROUP, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory

CITADEL EQUITY FUND LTD. By: Citadel Limited Partnership, its Portfolio Manager By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL AC INVESTMENTS LTD. By: Citadel Limited Partnership, its Portfolio Manager By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory

KENNETH GRIFFIN By: /s/ John C. Nagel John C. Nagel, attorney-in-fact[13]	CITADEL DERIVATIVES GROUP LLC By: Citadel Limited Partnership, its Managing Member By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
________________
13  John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.

CUSIP No. 269246104	Page 16 of 16 Pages

CITADEL DERIVATIVES TRADING LTD.

By:  Citadel Limited Partnership,
its Portfolio Manager

By:  Citadel Investment Group, L.L.C.,
its General Partner

By:  /s/ John C. Nagel
John C. Nagel, Authorized Signatory
CITADEL ADVISORS LLC By: Citadel Holdings II LP, its managing member By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory

CITADEL HOLDINGS I LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL HOLDINGS II LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory

CITADEL INVESTMENT GROUP II, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory